UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 12)*

Cerecor Inc.
(Name of Issuer)

Common Stock, $0.001 par value
(Title of Class of Securities)

15671L109
(CUSIP Number)

Daniel Radden c/o Armistice Capital LLC 510 Madison Avenue 7th Floor New York, NY 10022 Telephone Number: (212) 231-4930
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 31, 2020
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [_].

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

CUSIP No.	15671L109

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Armistice Capital, LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	[_]
		(b)	[_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

40,625,230

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

40,625,230

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

40,625,230

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

59.8%

14.	TYPE OF REPORTING PERSON

IA, OO

CUSIP No.	15671L109

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Armistice Capital Master Fund Ltd.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	[_]
		(b)	[_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

39,950,230

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

39,950,230

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

39,950,230

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

58.8%

14.	TYPE OF REPORTING PERSON

CO

CUSIP No.	15671L109

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Steven Boyd

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	[_]
		(b)	[_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

40,625,230

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

40,625,230

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

40,625,230

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

59.8%

14.	TYPE OF REPORTING PERSON

IN, HC

CUSIP No.	15671L109

Item 1.	Security and Issuer.

The name of the issuer is Cerecor Inc., a Delaware corporation (the "Issuer"). The address of the Issuer's principal executive office is 540 Gaither Road, Suite 400, Rockville, Maryland 20850. This Amendment No. 12 to Schedule 13D relates to the Issuer's Common Stock, $0.001 par value (the "Shares").

Item 2.	Identity and Background.

(a), (f)	The persons filing this statement are: (i) Armistice Capital, LLC, a Delaware limited liability company (“Armistice Capital”); (ii) Armistice Capital Master Fund Ltd., a Cayman Islands corporation (the “Master Fund”); and (iii) Steven Boyd, a United States citizen (“Mr. Boyd”, and collectively with Armistice Capital and the Master Fund, the “Reporting Persons”).

(b), (c)

Armistice Capital is an investment adviser registered with the Securities and Exchange Commission that is principally engaged in the business of providing investment management services to private investment vehicles, including the Master Fund. The principal business address of Armistice Capital is 510 Madison Avenue, 7th Floor, New York, New York 10022.

The Master Fund is principally engaged in the business of investing in securities. The principal business address of the Master Fund is c/o dms Corporate Services Ltd., 20 Genesis Close, P.O. Box 314, Grand Cayman KY1-1104, Cayman Islands. The board of directors of the Master Fund consists of Steven Boyd, Kevin A. Phillip and Gregory S. Bennett.

Steven Boyd is the managing member of Armistice Capital and a director of the Master Fund. Mr. Boyd’s business address is 510 Madison Avenue, 7th Floor, New York, New York 10022.

(d)	None of the Reporting Persons have, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	None of the Reporting Persons have, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

The funds for the purchase of the 40,625,230 Shares beneficially owned by the Armistice Capital and Mr. Boyd came from the working capital of the Master Fund and a separately managed account client of Armistice Capital that is not a Reporting Person. No borrowed funds were used to purchase the Shares, other than any borrowed funds used for working capital purposes (including certain leverage arrangements) in the ordinary course of business.

The funds for the purchase of the 39,950,230 Shares directly owned by the Master Fund came from its working capital. No borrowed funds were used to purchase the Shares, other than any borrowed funds used for working capital purposes (including certain leverage arrangements) in the ordinary course of business.

Item 4.	Purpose of Transaction.

On January 31, 2020, the Issuer and the Master Fund terminated the backstop agreement entered into between them on December 5, 2019 (the “Backstop Agreement”) in connection with the Issuer’s recently consummated merger with Aevi Genomic Medicine, Inc. The material terms of the Backstop Agreement were summarized in the Schedule 13D/A filed by the Reporting Persons in respect of the Issuer on December 6, 2019, and the form of Backstop Agreement was filed as Exhibit B thereto and incorporated therein by reference.

Mr. Boyd currently serves as a member of the Issuer’s board of directors (the “Board”).

The Reporting Persons purchased the Shares for investment in the ordinary course of their investment activities based on the Reporting Persons’ belief that the Shares, when purchased, were undervalued and represented an attractive investment opportunity. The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Depending on various factors including, without limitation, the Issuer’s financial position, the price levels of the Shares, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, participating on the Board, engaging in communications with management and/or the Board, engaging in discussions with stockholders of the Issuer and others about the Issuer and the Reporting Persons’ investment, reshaping the Issuer's corporate strategy, recommending business development transactions, proposing changes to management, operations and the structure of the Board (including the composition of the Board), purchasing additional Shares, selling some or all of their Shares, engaging in short selling of or any hedging or similar transaction with respect to the Shares, or changing their intention with respect to any and all matters referred to in subparagraphs (a) - (j) of Item 4 of Schedule 13D.

Except as otherwise set forth herein, the Reporting Persons do not have any present plans or proposals which would relate to, or result in, the matters set forth in subparagraphs (a) – (j) of Item 4 of Schedule 13D. However, subject to market conditions and in compliance with applicable securities laws, the Reporting Persons reserve the right, at a later date, to effect one or more of such changes or transactions in the number of Shares they may be deemed to beneficially own in open-market or privately negotiated transactions, on such terms and at such times as the Reporting Persons may deem advisable.

Item 5.	Interest in Securities of the Issuer.

(a) - (d)

As of the date hereof, Armistice Capital and Mr. Boyd may be deemed to be the beneficial owner of 40,625,230 Shares, constituting 59.8% of the Shares, based upon 67,891,188 Shares outstanding as of the date hereof, as adjusted for warrants and convertible preferred stock of the Issuer beneficially owned by Armistice Capital and Mr. Boyd. Each of Armistice Capital and Mr. Boyd has the sole power to vote or direct the vote of 0 Shares and the shared power to vote or direct the vote of 40,625,230 Shares. Each of Armistice Capital and Mr. Boyd has the sole power to dispose or direct the disposition of 0 Shares and the shared power to dispose or direct the disposition of 40,625,230 Shares.

As of the date hereof, the Master Fund may be deemed to be the direct owner of 39,950,230 Shares, constituting 58.8% of the Shares, based upon 67,891,188 Shares outstanding as of the date hereof, as adjusted for warrants and convertible preferred stock of the Issuer directly owned by the Master Fund. The Master Fund has the sole power to vote or direct the vote of 0 Shares and the shared power to vote or direct the vote of 39,950,230 Shares. The Master Fund has the sole power to dispose or direct the disposition of 0 Shares and the shared power to dispose or direct the disposition of 39,950,230 Shares.

The transactions in the Shares by the Reporting Persons during the past sixty days are set forth on Exhibit A.

	(e)	N/A

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information set forth in Item 4 above is incorporated by reference in its entirety in this Item 6. The Reporting Persons do not have any contract, arrangement, understanding or relationship with any person with respect to securities of the Issuer that is not described herein or in a prior Schedule 13D filed by the Reporting Persons in respect of the Issuer.

Item 7.	Material to be Filed as Exhibits.

Exhibit A: Joint Filing Agreement Exhibit B: Schedule of Transactions in the Shares

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 6, 2020
(Date)

Armistice Capital, LLC*

By:	/s/ Steven Boyd
Name:	Steven Boyd
Title:	Managing Member

Armistice Capital Master Fund Ltd.

By:	/s/ Steven Boyd
Name:	Steven Boyd
Title:	Director

Steven Boyd*

/s/ Steven Boyd

* The Reporting Person disclaims beneficial ownership of the reported securities except to the extent of its pecuniary interests therein, and this report shall not be deemed an admission that such person is the beneficial owner of these securities for purposes of Section 16 of the U.S. Securities Exchange Act of 1934, as amended, or for any other purpose.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

Exhibit A

AGREEMENT

The undersigned agree that this Amendment No. 12 to Schedule 13D, dated February 6, 2020, relating to the Common Stock, $0.001 par value, of Cerecor Inc. shall be filed on behalf of the undersigned.

February 6, 2020
(Date)

Armistice Capital, LLC

By:	/s/ Steven Boyd
Name:	Steven Boyd
Title:	Managing Member

Armistice Capital Master Fund Ltd.

By:	/s/ Steven Boyd
Name:	Steven Boyd
Title:	Director

Steven Boyd

/s/ Steven Boyd

Exhibit B

Schedule of Transactions in the Shares

Trade Date	Purchase/Sale/Conversion	Quantity	Price
01/22/20	Conversion*	5,000,000	$0
01/24/20	Conversion*	3,000,000	$0
02/03/20	Purchase**	981,282	$3.98
02/03/20	Purchase***	275,000	$3.98

*	Shares acquired by the Master Fund upon its conversion of certain of its shares of the Issuer’s Series B Non-Voting Convertible Preferred Stock.

**	Shares acquired by the Master Fund pursuant to a securities purchase agreement with the Issuer.

***	Shares acquired by a separately managed account client of Armistice Capital that is not a Reporting Person pursuant to a securities purchase agreement with the Issuer.